

October 14, 2021

Robert Lane
Chief Financial Officer
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 540
Houston, Texas 77046

Re: Sunnova Energy International Inc.
   Form 10-K for the Fiscal Year ended December 31, 2020
   Filed February 25, 2021
   File No. 001-38995

Dear Mr. Lane:

We have reviewed your October 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2021 letter.

Form 10-K for the Fiscal Year ended December 31, 2020

Note 2 Significant Accounting Policies
Dealer Commitments, page 103

1.   We understand from your response to prior comment two that in exchange for incentive payments made under your agreements with Trinity Solar, Inc. and other dealers, the dealers must obtain specified numbers of new customer contracts and agree to originate the majority of their business through your platform. You explain that payments made to dealers represent costs of obtaining an anticipated contract, that you are entitled to refunds if the dealers do not achieve target sales, and that such costs "...would not have been incurred if the contract with the customer had not been obtained."

Please tell us how the "provisions for refunds" and "netting mechanisms" are structured in establishing correlation between the payments to dealers and the specified numbers of new customer contracts. For example, clarify whether the entire payment is subject to proportional return or netting based on the specified targets and if this is not the case, further explain how you determined that *all* of the payments to dealers are appropriately accounted for as incremental costs to obtain a contract.

Please identify the corresponding provisions in the current agreement with Trinity Solar, Inc., submit that agreement as supplemental information for our review, and if such provisions are not fully representation of the refund and netting provisions in the other dealer agreements, describe the nature and extent of variations.

 You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation